FOR IMMEDIATE RELEASE:	June 26, 2013	PR 13-15

Atna Suspends Operations at Pinson

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is placing the Pinson Mine in Humbolt County, Nevada on a care and maintenance status until further notice. The Company has made this decision in response to declining gold prices and to cut costs while conserving developed reserves. Ore stockpiles at Pinson are currently being shipped to third party processing facilities to support the cost of demobilization and the temporary shutdown of operations.

The Company is taking this action until such time that a revised operating plan is developed and gold prices are sufficient to support positive cash flow from operations. A core team will remain at the mine site to maintain developed infrastructure and to consolidate technical data to use in preparing a revised operating plan. Since announcing reduced operations at the mine in May, work has focused on testing operating systems to provide information needed to better assess the project. This experience will improve the operating plan that was developed in the feasibility study. Recent work has demonstrated that improvements to future project economics can be achieved. Areas of improvement include:

•	Screening of mined ore has demonstrated that an 18% to 22% improvement in mined ore grade with an equal decrease in tons is achievable with a minimal loss of gold. Early ore shipments were made without this screening process resulted in significantly reduced sales revenue. This screening removes both internal and external waste inclusions from mined ore reducing ore processing and transportation cost. Initial tests have been completed sequentially using a 5” grizzly, 4” screen and a 3” screen.

•	Initial work indicates that ground conditions support larger openings than originally anticipated, particularly under cemented rock fill. This results in increased mining productivity and reduced cost. Any increase in waste dilution can be effectively removed by low cost screening on the surface.

•	Knowledge of ore zone orientation from detailed drilling improves overall design and work-flow which in-turn improves productivity and ore yield from mining. Initial reconciliation study of the limited mining completed in the Ogee zone demonstrates that the resource model provides good guidance for design, but is impacted locally by complex geometry in mineralized zone. Delineation drilling is required to outline ore geometry for ore stope development. Some areas of the deposit may also be amenable to lower cost mining alternatives as compared to the high cost underhand-cut-and-fill method initially used at Pinson.

•	Many of the operating functions at Pinson were performed by third party contractors. This step was taken to accelerate mine development, but resulted in high cost and reduced control of operations. Consideration will be given to limit the use of third party contractors in future operations as part of an overall cost reduction effort.

The Company continues to produce gold at its Briggs Mine in California. Waste stripping operations at Briggs in the first half of 2013 have now accessed planned ore supplies in the Goldtooth South pit. This higher ore production is increasing the rate of ore deliveries to the leach pad. Increased gold production and reduced unit costs are anticipated in the second half of 2013 due to this increased ore supply.

To conserve cash reserves and to demonstrate confidence in the Company, members of Atna’s executive team are electing to defer a portion of their salaries for future payment and Atna’s Board of Directors have elected to take future compensation in restricted stock units rather than cash.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson and Briggs Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com